Exhibit 99.1

ELONG ANNOUNCES EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

BEIJING, May 2, 2016 /PRNewswire/ — eLong, Inc. (“eLong” or the “Company”) (NASDAQ: LONG), a leading mobile and online travel service provider in China, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held at 10:00 a.m. Beijing Time on May 30, 2016, at the Company’s office at Xingke Plaza, Tower B, Third Floor, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated February 4, 2016 and amended on April 1, 2016, by and among China E-dragon Holdings Limited (“Parent”), China E-dragon Mergersub Limited (“Merger Sub”) and the Company, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated thereby (including the Merger, as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent in accordance with Cayman Islands Companies Law. If completed, the Merger will result in the Company becoming a privately held company. eLong’s American depositary shares (“ADSs”), each representing two (2) ordinary shares of the Company, will no longer be listed on NASDAQ Global Select Market and the American depositary shares program for eLong’s ADSs will terminate. In addition, eLong’s ADSs and eLong’s ordinary shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee of the board of directors of the Company comprised of independent directors unaffiliated with Parent or Merger Sub or any member of the buyer group or the management of the Company, authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger) and resolved to recommend that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger).

Shareholders of record as of the close of business in the Cayman Islands on May 20, 2016 will be entitled to attend and vote at the EGM. ADS holders as of the close of business in New York City on May 3, 2016 will be entitled to instruct JPMorgan Chase Bank, N.A., the ADS depositary, to vote the ordinary shares represented by the ADSs at the EGM.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (A)-(1) thereto, as amended, filed with the Securities and Exchange Commission (“SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov). In addition, the Company’s proxy materials (including the definitive proxy statement) will be mailed to shareholders and ADS holders.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the definitive proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for the proxy statement and other materials that have been or will be filed with or furnished to the SEC.

About eLong

eLong, Inc. (Nasdaq: LONG) is a leader in mobile and online accommodations reservations in China. eLong technology enables travelers to book hotels, guesthouses, apartments and other accommodations, as well as air and train tickets, through convenient mobile and tablet applications, websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, maps and user reviews.

Safe Harbor Statement

Any statements in this announcement about prospective performance and plans for the Company, the expected timing to completion of the proposed merger and the ability to complete the proposed merger, and any other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions, other than historical facts, constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred to in any forward-looking statement include, but are not limited to, (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (b) the inability to complete the proposed merger due to the failure to obtain shareholder approval for the proposed merger or the failure to satisfy other conditions to completion of the proposed merger, (c) the failure to obtain any necessary financing arrangements set forth in the equity commitment letters delivered pursuant to the merger agreement, and (d) risks related to disruption of management’s attention from the Company’s ongoing business operations due to the transaction. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, which was filed with the SEC on April 28, 2016, under the heading “Part I - Item 3 - Key Information - Risk Factors,” and in subsequent reports on Form 6-K filed with the SEC by the Company.

In addition, the forward-looking statements included in this announcement represent our views as of the date hereof. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date hereof.

Contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570